CGM Trust

CGM Capital Development Fund

One International Place

Boston, Massachusetts 02110

January 18, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	CGM Trust (filing relates to CGM Mutual Fund, CGM Realty Fund and CGM Focus Fund) (File Nos. 2-10653 and 811-82) and CGM Capital Development Fund (File Nos. 2-16252 and 811-933)

Ladies and Gentlemen:

We are filing this letter to respond in writing to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding (i) the Annual Report of CGM Realty Fund, a series of CGM Trust, for the period ended December 31, 2005, filed with the Commission on Form N-CSR on February 28, 2006, and (ii) the Semi-Annual Reports of the CGM Mutual Fund, CGM Focus Fund and CGM Realty Fund, each a series of CGM Trust, and CGM Capital Development Fund (collectively, the “Funds”) for the period ended June 30, 2006, filed with the Commission on Form N-CSR on August 25, 2006. Michelle Cirillo, of Bingham McCutchen LLP, received comments from Mr. Chad Eskildsen via telephone on December 27, 2006.

1.    Comment: With respect to the Annual Report of CGM Realty Fund (the “Realty Fund”), please confirm that, as of December 31, 2005, the Realty Fund qualified as a “diversified company” under Section 5 of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Response: We hereby confirm that the Realty Fund qualified as a “diversified company under Section 5 of the Investment Company Act as of December 31, 2005. Section 5(b)(1) of the Investment Company Act states the following:

“Diversified company” means a management company which meets the following requirements: at least 75 per centum of the value of its total assets is represented by cash and cash items (including receivables), Government securities, securities of other investment companies and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than five per centum of the value of the total assets of such management company and to not more than 10 per centum of the outstanding voting securities of such issuer.

Section 5(c) of the Investment Company Act adds that:

A registered diversified company which at the time of its qualification as such meets the requirements of paragraph (1) of subsection (b) shall not lose its status as a diversified company because of any subsequent discrepancy between the value of its various investments and the requirements of said paragraph, so long as any such discrepancy existing immediately after its acquisition of any securities or other property is neither wholly or partly a result of such acquisitions.

As of December 31, 2005, the Realty Fund held securities of seven issuers (each an “Issuer”) that each constituted more than 5% of the value of the Realty Fund’s total assets. However, the Realty Fund did not acquire additional securities of any Issuer after the Fund’s position in such Issuer equaled 5% of the value of the Fund’s total assets. Rather, the position in each Issuer grew to represent more than 5% of the value of the Fund’s total assets solely as a result of the market appreciation of the securities. As of December 31, 2005, the value of the Realty Fund’s other assets (excluding the assets represented by the securities of the Issuers) was represented by cash and cash items (including receivables) and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Realty Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer. Thus, on December 31, 2005, in accordance with Sections 5(b)(1) and 5(c) of the Investment Company Act, the Realty Fund qualified as a “diversified company.”

2.    Comment: Please confirm that, as of December 31, 2005, the Realty Fund was in compliance with the diversification requirements set forth in Section 851(b)(3) of Subchapter M of Internal Revenue Code of 1986, as amended (the “IRC”).

Response: We hereby confirm that, on December 31, 2005, the Realty Fund satisfied the diversification requirements set forth in Section 851(b)(3) of Subchapter M of the IRC since:

(A)	at least 50 percent of the value of its total assets was represented by:

(i) cash and cash items (including receivables), Government securities and securities of other regulated investment companies, and

(ii)

other securities for purposes of the calculation limited in respect of any one issuer to an amount not greater than 5 percent of the value of total assets of the Realty Fund and to not more than 10% of the outstanding voting securities of such issuer, and

(B)	not more than 25% of the value of its total assets was invested in:
(i)	the securities (other than Government securities or the securities of other regulated investment companies) of any one issuer;
(ii)

the securities (other than the securities of other regulated investment companies) of two or more issuers which the Fund controlled and which were determined, under regulations prescribed by the Secretary, to be engaged in the same or similar trades or business or related trades or businesses, or

(iii)	the securities of one or more qualified publicly traded partnerships.

3.    Comment: Please note that, going forward, the SEC would prefer the use of more objective terms when describing the factors that the Boards of Trustees considered when approving the investment advisory contracts for the Funds. For example, in the future, instead of using phrases such as “the Fund’s performance compared favorably” or “the expense ratio of the Fund was competitive,” please state whether the performance and expense ratio of a Fund was higher or lower than comparable funds.

Response: CGM Trust and CGM Capital Development Fund (the “Registrants”) will communicate this comment to their Boards of Trustees for the Trustees’ consideration in future investment advisory contract renewal discussions.

The Staff requested that the Registrants make the applicable “Tandy” representations. In response to the Staff’s request, each Registrant hereby acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CGM Trust, on behalf of its series, CGM Mutual Fund, CGM Focus Fund and CGM Realty Fund, and CGM Capital Development Fund

By:  /s/ Robert L. Kemp

Name:	Robert L. Kemp
Title:	President